PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY

July 27, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Dietrich King

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 3 Filed July 15, 2022 File No. 024-11808

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 25, 2022, relating to the Company’s Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A (File No. 024-11808) filed with the Commission on July 15, 2022 (“Post-Qualification Amendment No. 3”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A (File No. 024-11808) (“Post-Qualification Amendment No. 4”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed such comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 3, filed on July 15, 2022), or as otherwise specifically indicated, all page references or capitalized terms herein correspond to the page of Post-Qualification Amendment No. 4.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A Filed on July 15, 2022

General

1.	We note your revised disclosure in response to comment 1. We further note that Series Forever Rose and Series Cuvier are still listed in the Principal Interest Holders table on page 171. Please remove them from the table or tell us why you believe it is appropriate to retain them in the table.

In response to the Staff’s comment, the Company advises the Staff that Series Forever Rose and Series Cuvier were listed within the Principal Interest Holders table to ensure compliance with Item 12 of the General Instructions to Form 1-A. Specifically, when created, both Series Forever Rose and Series Curvier granted a promissory note to the Manager, or an affiliate thereof, which provides that, at its election, such beneficial owner may convert the outstanding balance of the promissory note into the number of unsold Series Interests in the offering of such Series on the date of conversion. Such conversion mechanism is also described within the footnote to the Principal Interest Holders table. Accordingly, while the Company is continuing to assess future handling of Series Forever Rose and Series Cuvier, at this time both Series remain beneficially owned by the Manager by virtue of the convertible promissory notes, and are thus listed within the Principal Interest Holders table.

***

Please direct any questions regarding the Company’s response or Post-Qualification Amendment No. 4 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:            Michael Behrens, My Racehorse CA LLC

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